UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Guess?, Inc. (Name of Issuer)
Common Stock
(Title of Class of Securities)
401617 10 5
(CUSIP Number)
Paul Marciano
Guess?, Inc.
1444 South Alameda Street
Los Angeles, CA 90021
(213) 765-3100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2022 (Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ❑
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 401617 10 5

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Paul Marciano

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	❑
	(b)	❑

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
	Item 2(d)	❑
	Item 2(e)	❑

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 13,624,131

		8.	Shared Voting Power 5,281,133

		9.	Sole Dispositive Power 13,325,715

		10.	Shared Dispositive Power 6,776,004

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,451,210 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ❑

13.	Percent of Class Represented by Amount in Row (11) 34.1% (2)

14.	Type of Reporting Person (See Instructions) IN

(1) Includes 7,635,166 shares which are also deemed to be beneficially owned by the Reporting Person’s brother, Maurice Marciano, and includable in reports on Schedule 13D filed by Maurice Marciano.
(2) Based on 59,749,751 shares of Common Stock outstanding on March 21, 2022 according to the Issuer’s Form 10-K for the fiscal year ended January 29, 2022 filed with the Securities and Exchange Commission on March 24, 2022.

This Amendment No. 1 to Schedule 13D amends or amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by Paul Marciano with the Securities and Exchange Commission on September 2, 2020. Capitalized terms used in this Amendment No. 1 but not otherwise defined herein have the meanings given to them in the initial Schedule 13D.
This Amendment No. 1 is being made to reflect a change in the percentage of shares of Guess?, Inc. beneficially owned by Paul Marciano, due to Guess?, Inc. entering into an accelerated share repurchase agreement, whereby Guess?, Inc. paid $175 million and received an initial delivery of shares on March 21, 2022, as well as Paul Marciano ceasing to have beneficial ownership of certain shares by virtue of Mr. Marciano ceasing to have voting or investment power with respect to certain entities through which such shares are held. Except as otherwise set forth herein, this Amendment No. 1 does not modify any of the information previously reported by Paul Marciano in the Schedule 13D.
Item 5.Interest in Securities of the Issuer
(a)As of March 24, 2022, the aggregate number of shares beneficially owned by the Reporting Person is 20,451,210 shares of Common Stock (including the right to acquire 245,453 shares within 60 days) which equals 34.1% of the 59,995,204 shares of Common Stock that would be outstanding if all of the rights to acquire shares within 60 days were exercised. The aggregate number of shares beneficially owned by the Reporting Person includes 7,635,166 shares which are also deemed to be beneficially owned by the Reporting Person’s brother, Maurice Marciano, and includable in reports on Schedule 13D filed by Maurice Marciano.
(b)The breakdown of voting and investment power is as follows:

Holder	Number of Shares	Voting Power	Investment Power
Maurice Marciano	2,977 (1)(2)	Shared	Shared
Paul Marciano Trust	10,478,105	Sole	Sole
Maurice Marciano Trust	4,614,286 (1)(2)	Shared	Shared
NRG Capital Holdings, LLC	1,381,700	Sole as to 345,425, none as to remainder	Sole
G Financial Holdings, LLC	170,666 (1)	None	Sole
G Financial Holdings II, LLC	339,005 (1)	None	Sole
Carolem Capital, LLC	1,500,000 (1)(2)	Sole as to 1,125,000, shared as to 375,000	Shared
Next Step Capital, LLC	103,801 (1)(2)	Sole as to 92,401, shared as to 11,400	Shared
Next Step Capital II, LLC	554,940 (1)(2)	Sole as to 277,470, shared as to 277,470	Shared
Nonexempt Gift Trust under the Next Step Trust	370,309 (2)	Sole	Sole
Exempt Gift Trust under the Next Step Trust	105,977 (2)	Sole	Sole
Paul Marciano Foundation	234,500 (3)	Sole	Sole
MM 2020 Exempt Trust	349,491 (1)	Sole	None
Options exercisable by Reporting Person within 60 days	245,453	Sole	Sole

(1)    Includes shares which are also deemed to be beneficially owned by the Reporting Person’s brother, Maurice Marciano, and includable in reports on Schedule 13D filed by Maurice Marciano.
(2)    The Reporting Person disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.
(3)    The Reporting Person has no pecuniary interest in these shares, which are owned by a nonprofit corporation.
(c)During the past sixty days, Mr. Marciano has acquired beneficial ownership of the following shares of Common Stock of the Issuer.

Date	Number of Shares	Price per Share
January 31, 2022	2,977(1)	$—
March 14, 2022	56,818(2)	$—

(1) Acquired by Maurice Marciano for his service on the board of directors of the Issuer pursuant to the Issuer’s director compensation plan.

(2) Acquired pursuant to the Issuer's employee equity plan upon achievement of previously established performance criteria.

(d)See Item 5(b)
(e)Not applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 28, 2022
/s/ Paul Marciano
PAUL MARCIANO